Exhibit 99.1

1185 Avenue of the Americas, 38th Floor
New York, NY 10036-2603

Phone	212-381-4700
Fax	212-381-4811
Web	www.uhy-us.com

August 21, 2019

Office of the Chief Accountant

Securities and Exchange Commission

460 Fifth Street N. W.

Washington, DC 20549

Re: Hunter Maritime Acquisition Corporation

Commission File Number: 000-37947

Dear Sirs:

We have been furnished with a copy of the response for the event that occurred on August 15, 2019, to be filed on Form 6-K by Hunter Maritime Acquisition Corporation. We agree with the statement made in such Form 6-K insofar as they related to our firm.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 6-K.

Sincerely,

A member of UHY International,

a network of independent accounting and consulting firms